SECURITIES & EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                             SCHEDULE 13D*
                            (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 1)

                       Pt Tri Polyta Indonesia Tbk
                             (Name of Issuer)

                       American Depositary Receipts
                      (Title of Class of Securities)

                                69365B109
                              (CUSIP Number)

                              Tjia Tjoen Hok
                           Starwoo Overseas Ltd.
              9 Penang Road #11-08, Park Mall, Singapore 238459

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              December 6, 2000
         (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 5 Pages)
______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69365B109              13D                  Page 2 of 5 Pages

_______________________________________________________________________
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Starwoo Overseas Limited
_______________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                          (a)  [  ]
                                                          (b)  [  ]
_______________________________________________________________________
(3)      SEC USE ONLY
_______________________________________________________________________
(4)      SOURCE OF FUNDS **
                        WC
______________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [  ]
______________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        British Virgin Island
______________________________________________________________________
NUMBER OF         (7)      SOLE VOTING POWER
                                           3,048,000
SHARES
BENEFICIALLY      (8)      SHARED VOTING POWER
                                            -0-
OWNED BY
EACH              (9)      SOLE DISPOSITIVE POWER
                                            3,048,000
REPORTING
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                                            -0-
_______________________________________________________________________
      (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON
                                            3,048,000
______________________________________________________________________
      (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                IN ROW (11) EXCLUDES CERTAIN SHARES**          [  ]
_______________________________________________________________________
      (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            11.84%
_______________________________________________________________________
      (14)      TYPE OF REPORTING PERSON **
                                            CO
______________________________________________________________________
                 **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69365B109              13D                 Page 3 of 5 Pages

Item 1.      Security and Issuer.

      Item 1 is hereby amended and restated as follows:

      The Schedule 13D filed on June 2, 2000 (the "Schedule 13D"), by Starwoo Overseas Limited (the "Reporting Person"), with respect to American Depository Receipts, $0.01 par value ("ADRs") issued by PT Tri Polyta Indonesia Tbk (the "Company"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 3.      Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

       The net investment cost (including commissions, if any) of the ADRs directly owned by Starwoo is approximately $3,356,680 and all of the ADRs purchased by Starwoo were purchased with working capital.

Item 4.      Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

     The purpose of the acquisition of the ADRs is to propose a candidate for election to the Company's Board of Commissioners. The Reporting Person may make further purchases of the ADRs from time to time and may dispose of any or all of the ADRs held by it at any time, in each case on the open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

      (a)      Aggregate number of ADRs beneficially owned:  3,048,000
                     Percentage:  11.84%

      (b)(1)   Sole power to vote or direct vote:  3,048,000
         (2)   Shared power to vote or direct vote:  -0-
         (3)   Sole power to dispose or direct the
               disposition:  3,048,000
         (4)   Shared power to dispose or direct the disposition:  -0-

      (c) The trading dates, number of ADRs purchased or sold and the price per ADR for all transactions by Starwoo since the filing of the
Schedule 13D (filed on June 2, 2000), which were all in the open market, are set forth in Schedule A and are incorporated by reference herein.

      (d) No other person has the right to direct the receipt of dividends from, or the proceeds from the sale of the ADR.

      (e)      Not Applicable.

CUSIP No. 69365B109              13D                 Page 4 of 5 Pages



SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:      December 19, 2000



                                              Starwoo Overseas Limited



                                                /s/ Tjia Tjoen Hok
                                                ----------------------
                                                Name: Tjia Tjoen Hok
                                                Title: Director

CUSIP No. 69365B109              13D                 Page 5 of 5 Pages

                             Schedule A
                     STARWOO OVERSEAS LIMITED

                                      Price Per Share
  Date of      Number of Shares          (including          Total Cost
Transaction    Purchased/(Sold)      commissions, if any)       US$
-----------    -----------------     --------------------    ----------

14-Aug-00           3,000                   0.079             $  237
28-Aug-00          23,000                   0.074              1,710
06-Sep-00           4,000                   0.079                315
12-Sep-00          20,000                   0.075              1,495
06-Oct-00           8,500                   0.109                929
10-Oct-00           5,000                   0.106                532
11-Oct-00          10,000                   0.108              1,079
16-Oct-00          53,000                   0.105              5,558
18-Oct-00           6,000                   0.105                627
31-Oct-00           5,000                   0.105                525
31-Oct-00          15,000                   0.106              1,595
01-Nov-00           1,200                   0.110                132
01-Nov-00           1,500                   0.110                165
01-Nov-00           2,000                   0.110                220
01-Nov-00           2,500                   0.112                280
02-Nov-00           4,000                   0.114                454
10-Nov-00           3,800                   0.112                427
24-Nov-00          10,000                   0.107              1,072
30-Nov-00           1,600                   0.113                180
30-Nov-00           2,500                   0.114                286
04-Dec-00           5,300                   0.113                601
06-Dec-00         100,000                   0.105             10,520

TOTAL             286,900                                    $28,939






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